- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 11-K

                               ----------------

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-9864...................................................

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        PACKAGING CORPORATION OF AMERICA
                              401(K) SAVINGS PLAN

                             1603 ORRINGTON AVENUE
                            EVANSTON, ILLINOIS 60204

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TENNECO INC.
                                1275 KING STREET
                          GREENWICH, CONNECTICUT 06831

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------



To the Employee Benefits Committee of
Tenneco Packaging Inc.:

We have audited the accompanying statements of net assets available for benefits of the PACKAGING CORPORATION OF AMERICA 401(k) SAVINGS PLAN as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Tenneco Packaging Inc. Employee Benefits Committee (formerly known as Packaging Corporation of America Benefits Committee). Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Packaging Corporation of America 401(k) Savings Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                           ARTHUR ANDERSEN LLP


Chicago, Illinois,
June 15, 1996

              PACKAGING CORPORATION OF AMERICA 401(k) SAVINGS PLAN
              ----------------------------------------------------


                               TABLE OF CONTENTS
                               -----------------

                           DECEMBER 31, 1995 AND 1994
                           --------------------------



                                                                  Page
                                                                  ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                             2

FINANCIAL STATEMENTS:
 Statements of Net Assets Available for Benefits as of
  December 31, 1995 and 1994                                         3
 Statements of Changes in Net Assets Available for
  Benefits for the Years Ended December 31, 1995 and
  1994                                                               5
 Notes to Financial Statements                                       7

SUPPLEMENTAL SCHEDULES:
 Schedule I--Item 27(a)--Schedule of Assets Held for
  Investment Purposes as of December 31, 1995                       14
 Schedule II--Item 27(d)--Schedule of Reportable
  Transactions for the Year Ended December 31, 1995                 15


             PACKAGING CORPORATION OF AMERICA 401(k) SAVINGS PLAN
             ----------------------------------------------------


                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                ----------------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------



                                                                                  Dreyfus
                                                                                Money Market
                                Tenneco      Dreyfus      Dreyfus               Instruments,
                                  Inc.       Capital     Strategic    Dreyfus    Government    Dreyfus
                                 Common    Preservation  Investing    Balanced   Securities  Appreciation      Loan
                               Stock Fund      Fund         Fund        Fund       Series        Fund          Fund         Total
                               ----------  ------------  ----------  ----------  ----------  ------------  ------------  -----------

ASSETS:
 Investments, at quoted
  market value-
  Tenneco Inc. common stock    $7,161,086  $      -      $    -      $    -      $    -      $      -      $      -      $ 7,161,086
  Investment funds                  -         7,444,622   2,235,578   4,167,516   5,975,765     5,427,322         -       25,250,803
  Cash equivalents                580,650         -           -           -           -             -             -          580,650
  Participant notes receivable
    (Note 5)                        -             -           -           -           -             -           132,984      132,984
                               ----------  ------------  ----------  ----------  ----------  ------------  ------------  -----------
      Total investments         7,741,736     7,444,622   2,235,578   4,167,516   5,975,765     5,427,322       132,984   33,125,523
                               ----------  ------------  ----------  ----------  ----------  ------------  ------------  -----------
 Contributions receivable-
  Employee                         46,484        34,752      17,054      27,995      42,401        29,267         -          197,953
  Employer                         12,846        11,302       5,549       8,548      12,855         8,751         -           59,851
  Profit sharing (Note 3)           4,810        23,776      17,764      30,307      36,970        38,699         -          152,326
                               ----------  ------------  ----------  ----------  ----------  ------------  ------------  -----------
      Total contributions
       receivable                  64,140        69,830      40,367      66,850      92,226        76,717         -          410,130
                               ----------  ------------  ----------  ----------  ----------  ------------  ------------  -----------
NET ASSETS AVAILABLE FOR
 BENEFITS                      $7,805,876    $7,514,452  $2,275,945  $4,234,366  $6,067,991    $5,504,039      $132,984  $33,535,653
                               ==========  ============  ==========  ==========  ==========  ============  ============  ===========




                      The accompanying notes to financial statements are an integral part of this statement.


             PACKAGING CORPORATION OF AMERICA 401(k) SAVINGS PLAN
             ----------------------------------------------------


                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                ----------------------------------------------

                            AS OF DECEMBER 31, 1994
                            -----------------------



                                                                                           Dreyfus
                                                                                         Money Market
                                          Tenneco     Dreyfus      Dreyfus               Instruments,
                                           Inc.       Capital     Strategic    Dreyfus    Government    Dreyfus
                                          Common    Preservation  Investing    Balanced   Securities  Appreciation
                                        Stock Fund      Fund         Fund        Fund       Series        Fund         Total
                                        ----------  ------------  ----------  ----------  ----------  ------------  ------------
ASSETS:
 Cash on hand                           $   33,841  $    -        $    -      $    -      $    -      $     -        $    33,841
                                        ----------  ------------  ----------  ----------  ----------  ------------   -----------
 Investments, at quoted market value-
  Tenneco Inc. common stock              4,778,615       -             -           -           -            -          4,778,615
  Investment funds                           -         5,505,803   1,296,115   2,135,826   4,456,695     2,446,791    15,841,230
  Cash equivalents                          22,470       -             -           -           -            -             22,470
                                        ----------  ------------  ----------  ----------  ----------  ------------   -----------
    Total investments                    4,801,085     5,505,803   1,296,115   2,135,826   4,456,695     2,446,791    20,642,315
                                        ----------  ------------  ----------  ----------  ----------  ------------   -----------
 Contributions receivable-
  Employee                                  86,116        66,011      35,379      43,058      80,160        43,058       353,782
  Employer                                  26,443        20,296      10,870      13,221      24,644        13,221       108,695
                                        ----------  ------------  ----------  ----------  ----------  ------------   -----------
    Total contributions receivable         112,559        86,307      46,249      56,279     104,804        56,279       462,477
                                        ----------  ------------  ----------  ----------  ----------  ------------   -----------

NET ASSETS AVAILABLE FOR BENEFITS       $4,947,485    $5,592,110  $1,342,364  $2,192,105  $4,561,499    $2,503,070   $21,138,633
                                        ==========  ============  ==========  ==========  ==========  ============   ===========



                      The accompanying notes to financial statements are an integral part of this statement.



             PACKAGING CORPORATION OF AMERICA 401(k) SAVINGS PLAN
             ----------------------------------------------------


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1995
                     ------------------------------------






                                                  Tenneco          Dreyfus         Dreyfus
                                                    Inc.           Capital        Strategic       Dreyfus
                                                   Common        Preservation     Investing      Balanced
                                                 Stock Fund         Fund            Fund           Fund
                                                 -----------    -------------    -----------    -----------
ADDITIONS:
 Contributions-
  Employee                                       $1,116,050       $  871,540     $  422,088     $  613,764
  Employer                                          312,832          279,066        130,793        181,825
  Profit sharing (Note 3)                             4,810           23,776         17,764         30,307
                                                 ----------       ----------     ----------     ----------
    Total contributions                           1,433,692        1,174,382        570,645        825,896
                                                 ----------       ----------     ----------     ----------
 Investment income-
  Interest income                                     -              371,896          -              -
  Dividend income                                   253,910            -            230,181        320,583
  Realized gain (loss)                                -                -            (16,373)        37,836
  Unrealized gain                                   913,133            -            149,265        305,012
  Loan interest income                                -                -              -              -
                                                 ----------       ----------     ----------     ----------
    Total investment income                       1,167,043          371,896        363,073        663,431
                                                 ----------       ----------     ----------     ----------
 Transfer in of assets  from  various plans
  (Note 1)                                          647,579          439,312        262,510        561,284
                                                 ----------       ----------     ----------     ----------

TOTAL ADDITIONS                                   3,248,314        1,985,590      1,196,228      2,050,611

INTERFUND TRANSFERS                                 (95,482)         120,119       (189,368)       219,801

LOANS TO PARTICIPANTS                                  (191)          (2,907)        (2,799)        (6,471)

LOAN REPAYMENTS                                       1,170            3,869          3,245          5,631
DEDUCTIONS:
 Distributions to participants                     (286,889)        (184,329)       (72,551)      (222,671)
 Transfer out of assets from Sylva plan              (8,531)           -             (1,174)        (4,640)
                                                 ----------       ----------     ----------     ----------
    Net additions                                 2,858,391        1,922,342        933,581      2,042,261

PARTICIPANTS' EQUITY, January 1, 1995             4,947,485        5,592,110      1,342,364      2,192,105
                                                 ----------       ----------     ----------     ----------
PARTICIPANTS' EQUITY,  December 31, 1995         $7,805,876       $7,514,452     $2,275,945     $4,234,366
                                                 ==========       ==========     ==========     ==========


                                                Dreyfus
                                              Money Market
                                              Instruments,
                                               Government        Dreyfus
                                               Securities      Appreciation        Loan
                                                 Series           Fund             Fund           Total
                                                -----------    -------------    -------------    ----------
ADDITIONS:
 Contributions-
  Employee                                       $1,003,272       $  637,968     $     -        $4,664,682
  Employer                                          284,839          184,056           -         1,373,411
  Profit sharing (Note 3)                            36,970           38,699           -           152,326
                                                 ----------        ----------       --------   -----------
    Total contributions                           1,325,081          860,723           -         6,190,419
                                                 ----------        ----------       --------   -----------
 Investment income-
  Interest income                                     -                 -              -           371,896
  Dividend income                                   267,389           92,567           -         1,164,630
  Realized gain (loss)                                -               40,361           -            61,824
  Unrealized gain                                     -            1,076,588           -         2,443,998
  Loan interest income                                -                -               5,813         5,813
                                                 ----------        ----------       --------   -----------
    Total investment income                         267,389        1,209,516           5,813     4,048,161
                                                 ----------        ----------       --------   -----------
 Transfer in of assets  from  various plans
  (Note 1)                                        1,107,381          740,218         135,248     3,893,532
                                                 ----------        ----------       --------   -----------
TOTAL ADDITIONS                                   2,699,851        2,810,457         141,061    14,132,112

INTERFUND TRANSFERS                                (357,504)         302,434            -            -

LOANS TO PARTICIPANTS                                (3,790)          (5,742)         21,900         -

LOAN REPAYMENTS                                       6,969            7,135         (28,019)        -

DEDUCTIONS:
 Distributions to participants                     (745,340)        (105,999)         (1,958)   (1,619,737)
 Transfer out of assets from Sylva plan             (93,694)          (7,316)            -        (115,355)
                                                 ----------        ----------       --------   -----------
    Net additions                                 1,506,492        3,000,969         132,984    12,397,020

PARTICIPANTS' EQUITY, January 1, 1995             4,561,499        2,503,070             -      21,138,633
                                                 ----------        ----------       --------   -----------
PARTICIPANTS' EQUITY,  December 31, 1995         $6,067,991       $5,504,039        $132,984   $33,535,653
                                                 ==========        ==========       ========   ===========


                      The accompanying notes to financial statements are an integral part of this statement.


             PACKAGING CORPORATION OF AMERICA 401(k) SAVINGS PLAN
             ----------------------------------------------------


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1994
                     ------------------------------------





                                                                                             Dreyfus
                                                                                           Money Market
                                                     Dreyfus       Dreyfus                 Instruments,
                                   Tenneco Inc.      Capital      Strategic    Dreyfus      Government     Dreyfus
                                   Common Stock   Preservation    Investing    Balanced     Securities   Appreciation
                                       Fund           Fund          Fund         Fund         Series         Fund          Total
                                   -------------  -------------  -----------  -----------  -----------  -------------  ------------
ADDITIONS:
 Contributions-
  Employee                           $1,059,290     $  682,478    $ 382,337     $539,431   $  964,767      $ 569,861   $ 4,198,164
  Employer                              346,493        205,273      124,596      167,321      311,417        178,735     1,333,835
                                     ----------     ----------    ---------     --------   ----------      ---------   -----------
   Total contributions                1,405,783        887,751      506,933      706,752    1,276,184        748,596     5,531,999
                                     ----------     ----------    ---------     --------   ----------      ---------   -----------
 Investment income-
  Interest income                             -        271,152            -            -            -              -       271,152
  Dividend income                       154,413              -        3,297       65,047      131,178         43,335       397,270
  Realized gain                               -              -       20,810       22,528            -          8,163        51,501
  Unrealized gain (loss)               (998,066)             -     (149,436)     (10,608)           -         33,390    (1,124,720)
                                     ----------     ----------    ---------     --------   ----------      ---------   -----------
   Total investment income (loss)      (843,653)       271,152     (125,329)      76,967      131,178         84,888      (404,797)
                                     ----------     ----------    ---------     --------   ----------      ---------   -----------

TOTAL ADDITIONS                         562,130      1,158,903      381,604      783,719    1,407,362        833,484     5,127,202

INTERFUND TRANSFERS                     (29,357)        68,139      182,188       47,861     (154,641)      (114,190)            -
DEDUCTIONS--distributions to
            participants               (147,920)      (151,833)     (34,726)     (55,034)    (279,194)       (73,542)     (742,249)
                                     ----------     ----------    ---------     --------   ----------      ---------   -----------
            Net additions               384,853      1,075,209      529,066      776,546      973,527        645,752     4,384,953

NET ASSETS AVAILABLE FOR BENEFITS,
 January 1, 1993                      4,562,632      4,516,901      813,298    1,415,559    3,587,972      1,857,318    16,753,680
                                     ----------     ----------    ---------     --------   ----------      ---------   -----------

NET ASSETS AVAILABLE FOR  BENEFITS,
 December 31, 1994                   $4,947,485     $5,592,110   $1,342,364   $2,192,105   $4,561,499     $2,503,070   $21,138,633
                                     ==========     ==========    =========    =========    =========      =========    ==========


             PACKAGING CORPORATION OF AMERICA 401(k) SAVINGS PLAN
             ----------------------------------------------------


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1995
                     ------------------------------------


                                                  Tenneco          Dreyfus         Dreyfus
                                                    Inc.           Capital        Strategic       Dreyfus
                                                   Common        Preservation     Investing      Balanced
                                                 Stock Fund         Fund            Fund           Fund
                                                 -----------    -------------    -----------    -----------
ADDITIONS:
 Contributions-
  Employee                                       $1,116,050       $  871,540     $  422,088     $  613,764
  Employer                                          312,832          279,066        130,793        181,825
  Profit sharing (Note 3)                             4,810           23,776         17,764         30,307
                                                 ----------       ----------     ----------     ----------
    Total contributions                           1,433,692        1,174,382        570,645        825,896
                                                 ----------       ----------     ----------     ----------
 Investment income-
  Interest income                                     -              371,896          -              -
  Dividend income                                   253,910            -            230,181        320,583
  Realized gain (loss)                                -                -            (16,373)        37,836
  Unrealized gain                                   913,133            -            149,265        305,012
  Loan interest income                                -                -              -              -
                                                 ----------       ----------     ----------     ----------
    Total investment income                       1,167,043          371,896        363,073        663,431
                                                 ----------       ----------     ----------     ----------
 Transfer in of assets  from  various plans
  (Note 1)                                          647,579          439,312        262,510        561,284
                                                 ----------       ----------     ----------     ----------


TOTAL ADDITIONS                                   3,248,314        1,985,590      1,196,228      2,050,611

INTERFUND TRANSFERS                                 (95,482)         120,119       (189,368)       219,801

LOANS TO PARTICIPANTS                                  (191)          (2,907)        (2,799)        (6,471)

LOAN REPAYMENTS                                       1,170            3,869          3,245          5,631

DEDUCTIONS:
 Distributions to participants                     (286,889)        (184,329)       (72,551)      (222,671)
 Transfer out of assets from Sylva plan              (8,531)           -             (1,174)        (4,640)
                                                 ----------       ----------     ----------     ----------
    Net additions                                 2,858,391        1,922,342        933,581      2,042,261

PARTICIPANTS' EQUITY, January 1, 1995             4,947,485        5,592,110      1,342,364      2,192,105
                                                 ----------       ----------     ----------     ----------
PARTICIPANTS' EQUITY,  December 31, 1995         $7,805,876       $7,514,452     $2,275,945     $4,234,366
                                                 ==========       ==========     ==========     ==========


                                                Dreyfus
                                              Money Market
                                              Instruments,
                                               Government        Dreyfus
                                               Securities      Appreciation        Loan
                                                 Series           Fund             Fund             Total
                                                -----------    -------------    -------------     ----------
ADDITIONS:
 Contributions-
  Employee                                       $1,003,272       $  637,968     $     -          $4,664,682
  Employer                                          284,839          184,056           -           1,373,411
  Profit sharing (Note 3)                            36,970           38,699           -             152,326
                                                 ----------       ----------      ----------      ----------
    Total contributions                           1,325,081          860,723           -           6,190,419
                                                 ----------       ----------      ----------      ----------
 Investment income-
  Interest income                                     -                -               -             371,896
  Dividend income                                   267,389           92,567           -           1,164,630
  Realized gain (loss)                                -               40,361           -              61,824
  Unrealized gain                                     -            1,076,588           -           2,443,998
  Loan interest income                                -                -               5,813           5,813

                                                 ----------       ----------      ----------      ----------
    Total investment income                         267,389        1,209,516           5,813       4,048,161
                                                 ----------       ----------      ----------      ----------
 Transfer in of assets  from  various plans
  (Note 1)                                        1,107,381          740,218         135,248       3,893,532
                                                 ----------       ----------     ----------       ----------

TOTAL ADDITIONS                                   2,699,851        2,810,457         141,061      14,132,112

INTERFUND TRANSFERS                                (357,504)         302,434             -             -

LOANS TO PARTICIPANTS                                (3,790)          (5,742)         21,900           -

LOAN REPAYMENTS                                       6,969            7,135         (28,019)          -
DEDUCTIONS:
 Distributions to participants                     (745,340)        (105,999)         (1,958)     (1,619,737)
 Transfer out of assets from Sylva plan             (93,694)          (7,316)            -          (115,355)
                                                 ----------       ----------      ----------      ----------
    Net additions                                 1,506,492        3,000,969         132,984      12,397,020

PARTICIPANTS' EQUITY, January 1, 1995             4,561,499        2,503,070             -        21,138,633
                                                 ----------       ----------      ----------      ----------
PARTICIPANTS' EQUITY,  December 31, 1995         $6,067,991       $5,504,039        $132,984     $33,535,653
                                                 ==========       ==========      ==========     ===========




                      The accompanying notes to financial statements are an integral part of this statement.


              PACKAGING CORPORATION OF AMERICA 401(k) SAVINGS PLAN
              ----------------------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                           DECEMBER 31, 1995 AND 1994
                           --------------------------



1.  DESCRIPTION OF THE PLAN:
    ------------------------

The following description of the Packaging Corporation of America 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

The Plan was established on November 1, 1989, to provide for tax-deferred savings contributions for Plan participants. The effective date for initial contributions to the Plan was January 1, 1990.

The Plan is a defined contribution plan which complies with Sections 401(a) and 401(k) of the Internal Revenue Code.

During the first year of the Plan, all active, full-time hourly rated employees of the Packaging Corporation of America, Counce, Tennessee Mill, who had completed one year of service, defined as 1,000 or more hours of qualified service, were eligible for enrollment. On February 1, 1991, the Plan was extended to include all active, full-time hourly rated employees at the following six additional Tenneco Packaging, formerly Packaging Corporation of America (the "Company") operations:

     .  Los Angeles, California Container Plant
     .  Rutherfordton, North Carolina Container Plant
     .  Salisbury, North Carolina Container Plant
     .  Southern Region - Woodlands, Counce, Tennessee
     .  Tomahawk, Wisconsin Mill
     .  Valdosta, Georgia Mill

Effective December 31, 1991, the Filer Mill 401(k) Savings Plan was merged with the Plan. Assets of the Filer Mill 401(k) Savings Plan were transferred into the Plan on January 1, 1992. All rights and obligations under the Filer Mill 401(k) Savings Plan are in accordance with the amended plan agreement for the Plan.

Effective April 1, 1993, all assets of the Dixie Container Corporation Pretax Savings Plan (the "Dixie Plan") were merged into the Plan. Former salaried participants of the Dixie Plan were eligible to participate in the Tenneco Inc. Thrift Plan (the "Thrift Plan") effective January 1, 1992. As the Thrift Plan does not allow any "roll-over" contribution of assets, the assets remained in the Dixie Plan until April 1, 1993, at which time those assets were transferred to the Plan. Former hourly participants of the Dixie Plan continue to earn interest on their account balances now held by the Plan but are no longer eligible to contribute to any of the Tenneco Inc. defined contribution plans.

Effective February 1, 1994, the Plan was extended to include all active, full-time hourly rated employees at the Company's Clayton, New Jersey, location.

Effective April 1, 1995, all assets of the Pressware International, Inc. Employees' Profit Sharing and Salary Deferral Plan (the "Pressware Plan") were merged into the Plan. Former salaried participants of the Pressware Plan were eligible to participate in the Tenneco Thrift Plan (the "Thrift Plan") effective April 1, 1995. As the Thrift Plan does not allow any "rollover" contribution of assets, those assets were transferred to the Plan. Former hourly participants of the Pressware Plan were eligible to participate in the Plan effective April 1, 1995. All six investment options were made available to these participants. The hourly and salaried participants were allowed to transfer existing loan balances into the Plan and are also eligible to request loans against their account balances as of April 1, 1995. Additionally, participants are eligible to receive discretionary profit-sharing contributions.

Effective March 31, 1995, the Company sold the assets of its Sylva, North Carolina, mill and all existing balances were transferred out of the Plan.

Effective May 3, 1995, the Lux Packaging Ltd. Employee Retirement Plan (the "Lux Plan") was merged into the Plan. Former salaried participants of the Lux Plan were eligible to participate in the Thrift Plan effective June 1, 1995. As the Thrift Plan does not allow any "rollover" contribution of assets, the assets remained in the Lux Plan until December 8, 1995, at which time those assets were transferred to the Plan. Former hourly participants of the Lux Plan were eligible to participate in the Plan effective June 1, 1995. All six investment options were made available to these participants.

Effective November 20, 1995, the Deline Box Windsor, Inc. 401(k) Employee Savings Plan (the "Windsor Plan") was merged into the Plan. Former salaried participants of the Windsor Plan were eligible to participate in the Thrift Plan effective December 1, 1995. As the Thrift Plan does not allow any "rollover" contribution of assets, the assets remained in the Windsor Plan until December 5, 1995, at which time those assets were transferred to the Plan. Former hourly participants of the Windsor Plan were eligible to participate in the Plan effective December 1, 1995. All six investment options were made available to these participants.

Tenneco Packaging Inc. is a wholly owned subsidiary of Tenneco Inc.

Dreyfus Trust Company ("Trustee") is the Trustee of the Plan.

2.  SUMMARY OF ACCOUNTING POLICIES:
    -------------------------------

Basis of Accounting
- -------------------

The Plan's financial statements are maintained on the accrual basis of accounting. Investments are reported at market value. Cost of investments sold is determined using the average cost method.

Use of Estimates
- ----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts on the Company's assets, liabilities, revenues and expenses.

3.  CONTRIBUTIONS:
    --------------

Eligible participants in the Plan may make tax-deferred savings contributions via payroll deductions that range from 1% to 16% of their salary (in increments of 1%). The Company contributes, on behalf of the participant, a matching amount to the Plan equal to either 25% or 50%, depending on location, of the first 4% of the participant's contributions. Additionally, active participants of the Pressware Plan are eligible to receive discretionary profit-sharing contributions. Tax-deferred savings contributions per employee are limited to $9,240 in 1995 and 1994 in accordance with Section 402 of the Internal Revenue Code.

4.  INVESTMENT OPTIONS:
    -------------------

Participating employees at all locations, unless otherwise noted, may invest their tax-deferred savings contributions and the matching Company contributions in multiples of 25% in the following funds:

     a. Tenneco Inc. Common Stock Fund
        ------------------------------

This fund invests solely in common stock of Tenneco Inc., the Company's parent. The value of this fund changes with the market value of Tenneco Inc. common stock and related dividend income. Included within this fund as a cash equivalent is the Dreyfus Liquid Asset Fund, which is used as a holding account for cash invested in Tenneco Inc. Common Stock. As of December 31, 1995 and 1994, market value of investments in the Tenneco Inc. Common Stock Fund was $7,161,086 and $4,778,615, respectively, and represented 5% or more of net assets available for benefits. There were 896 and 794 participants who had elected this investment option for all or part of their account balances as of December 31, 1995 and 1994, respectively.

     b. Dreyfus Capital Preservation Fund
        ---------------------------------

This fund invests in money markets and floating and fixed-rate contracts placed with approved banks and insurance carriers, with no more than 10% of the fund invested in a single carrier. Only the Counce, Tennessee, Filer City, Michigan, and Clayton, New Jersey locations have this investment option. As of December 31, 1995 and 1994, market value of investments in this fund was $7,444,622 and $5,505,803, respectively, and represented 5% or more of net assets available for benefits. There were 861 and 722 participants who had elected this investment option for all or part of their account balances as of December 31, 1995 and 1994, respectively.

     c. Dreyfus Strategic Investing Fund
        --------------------------------

This fund invests mainly in publicly issued common stock. The fund may invest in common stocks of foreign companies, convertible securities, preferred stocks and debt securities. In an effort to increase its total return, the fund may engage in techniques such as leveraging, short-selling, options and futures transactions and currency transactions. As of December 31, 1995 and 1994, market value of investments in this fund was $2,235,578 and $1,296,115, respectively, and represented 5% or more of net assets available for benefits. There were 656 and 492 participants who had elected this investment option for all or part of their account balances as of December 31, 1995 and 1994, respectively.

The fund was composed of the following as of the fund's fiscal year-end:

                           October 31
                          -----------
                          1995   1994
                          -----  -----
Common stocks             97.3%  70.2%
Short-term investments     2.7   29.8
                          ====   ====

     d. Dreyfus Balanced Fund
        ---------------------

This fund invests in common stocks and fixed income instruments. As of December 31, 1995 and 1994, market value of investments in this fund was $4,167,516 and $2,135,826, respectively, and represented 5% or more of net assets available for benefits. There were 820 and 577 participants who had elected this investment option for all or part of their account balances as of December 31, 1995 and 1994, respectively.

The fund was composed of the following at its reviewed date, February 28, 1996, and its audited date, August 31, 1995:


                          Feb.28,1996   Aug.31,1995
                          ------------  ------------
                           (Reviewed)    (Audited)
Bonds and notes              46.7%         61.7%
Common stocks                49.3          35.3
Short-term investments        4.0           3.1
                            =====         =====

     e. Dreyfus Money Market Instruments, Government Securities Series
        --------------------------------------------------------------

This fund invests primarily in short-term securities issued or guaranteed by the U.S. Government. As of December 31, 1995 and 1994, market value of investments in this fund was $5,975,765 and $4,456,695, respectively, and represented 5% or more of net assets available for benefits. There were 1,204 and 1,139 participants who had elected this investment option for all or part of their account balances as of December 31, 1995 and 1994, respectively.

The fund was composed of the following at its audited date, December 31, 1995 and 1994:


                          1995   1994
                          -----  -----
Repurchase agreements     47.6%  45.8%
U.S. Treasury notes       14.3   11.9
U.S. Treasury bills       38.1   42.3
                          ====   ====

     f. Dreyfus Appreciation Fund
        -------------------------

This fund invests in stocks that are considered "undervalued" in terms of current earnings, asset or growth potential. As of December 31, 1995 and 1994, market value of investments in this fund was $5,427,322 and $2,446,791, respectively, and represented 5% or more of net assets available for benefits. There were 873 and 598 participants who had elected this investment option for all or part of their account balances as of December 31, 1995 and 1994, respectively.

The fund was composed of the following at its audited date, December 31, 1995 and 1994:


                          1995   1994
                          -----  -----
Common stocks             92.8%  93.4%
Preferred stocks            .5    4.0
Short-term investments     6.7    2.6
                          ====   ====

As investments are stated at market value, the Plan's financial statements include net unrealized appreciation of $773,451, $(7,465), $348,910 and $1,181,172 relating to the Tenneco Inc. Common Stock Fund, Dreyfus Strategic Investing Fund, Dreyfus Balanced Fund and Dreyfus Appreciation Fund, respectively, as of December 31, 1995. As of December 31, 1994, the Plan's financial statements include net unrealized appreciation (depreciation) of $(139,683), $(156,730), $43,898 and $104,584 relating to the Tenneco Inc. Common
Stock Fund, Dreyfus Strategic Investing Fund, Dreyfus Balanced Fund and Dreyfus Appreciation Fund, respectively.

Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semiannually based on the insurance company's applicable rate schedule. The fair value of the investment contracts as of December 31, 1995, approximated fair value.

5.  PARTICIPANT LOANS:
    ------------------

Effective April 1, 1995, active participants of the Pressware Plan were allowed to transfer existing loan balances into the Plan and may take a loan from their 401(k) account. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of 50% of their vested balance or $50,000 less the participant's highest Plan loan balance in the last 12 months. Loan transactions are treated as a transfer from (to) the investment funds to (from) the Loan Fund. Loans for the purchase of a primary residence can be repaid over a period of up to 10 years. Loans for any other reason can be repaid over a period of up to 5 years. Loans are repaid to the participant's 401(k) account at a fixed interest rate through payroll deductions. The interest rate is set at 1% above the current prime rate. Outstanding interest rates at December 31, 1995, ranged from 7% to 10%.

6.  VESTING:
    --------

Participants at the Counce, Tennessee Mill, the Filer City, Michigan Mill, the Clayton, New Jersey Plant, the Waco, Texas Plant, the Windsor, Colorado Plant, the Columbus, Ohio Plant and the Dixie locations are fully vested in the portion of their accounts attributable to their tax-deferred savings contributions and the related earnings thereon as well as in the Company's matching contributions. Other participants are fully vested in their own tax-deferred savings contributions and the related earnings thereon, but vest in Company matching contributions evenly over a five-year period. The five-year period includes service under Georgia-Pacific Corporation ("G.P.") and with any entity acquired by G.P. and recognized by G.P. for vesting purposes. Forfeitures are used to reduce future employer matching contributions.

7.  PLAN DISTRIBUTIONS AND WITHDRAWALS:
    -----------------------------------

Upon retirement or termination, participants may elect to have the portion of their accounts invested in the Tenneco Inc. Common Stock Fund distributed in either stock or cash. The portion of the participant's account balance invested in other investment options will be paid in cash. If the participant's account balance exceeds $3,500, the participant may elect to receive distribution prior to his or her 65th birthday. Otherwise, the distribution will begin upon the earlier of the participant's 65th birthday, death or termination of employment with the Company. In no event may a participant delay distribution after reaching age 70-1/2.

Participants may withdraw all or a portion of their accounts attributable to tax-deferred savings contributions in the event of serious financial hardship (subject to the approval of the Plan administrator and in accordance with the Plan agreement and the applicable regulations of the Internal Revenue Code), subject to a minimum withdrawal. Company matching contributions may not be withdrawn.

The Company has reserved the right to terminate the Plan at any time. However, should the Company terminate the Plan, all participants will be fully vested in their accounts.

8.  RECONCILIATION TO FORM 5500:
    ----------------------------

As of December 31, 1995 and 1994, the Plan had $224,220 and $118,419,
respectively, of pending distributions to participants who elected to withdraw from the operations and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with generally accepted accounting principles.

The following table reconciles net assets available for Plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1995:


                                                                            Net Assets
                                                   Benefits                  Available
                                                  Payable to    Benefits     for Plan
                                                 Participants     Paid       Benefits
                                                 ------------  ----------  ------------

Per financial statements                             $      -  $1,619,737  $33,535,653
Accrued benefit payments                              224,220     224,220     (224,220)
Reversal of 1994 accrual for benefit payments               -    (118,419)           -
                                                      -------   ---------   ----------
Per Form 5500                                        $224,220  $1,725,538  $33,311,433
                                                     ========  ==========  ===========

9.  PLAN EXPENSES:
    --------------

Administrative expenses may be paid from fund assets as permitted by and subject to limitation set by law. All Trustee fees and other administrative expenses were paid directly by the Company in 1995 and 1994.

10.  INCOME TAX STATUS:
     ------------------

The Plan received a determination letter on February 6, 1991, in which the Internal Revenue Service ("IRS") stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended subsequent to the most recent IRS determination. The Plan administrator continues to believe that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code and, as such, that the Plan is qualified and the related trust income is tax-exempt.

A participant is not subject to federal income tax on employer and employee contributions or on earnings on these contributions until distributed.

11.  SUBSEQUENT EVENT:
     -----------------

Effective January 1, 1996, the Hexacomb Corporation 401(k) and Profit Sharing Plan (the "Hexacomb Plan") was merged into the Plan. Former salaried participants of the Hexacomb Plan were eligible to participate in the Thrift Plan effective January 1, 1996. As the Thrift Plan does not allow any "rollover" contribution of assets, the assets remained in the Hexacomb Plan until May 2, 1996, at which time those assets were transferred to the Plan. Former hourly participants of the Hexacomb Plan were eligible to participate in the Plan effective January 1, 1996. All six investment options were made available to these participants.

                                                                      SCHEDULE I


             PACKAGING CORPORATION OF AMERICA 401(k) SAVINGS PLAN
             ----------------------------------------------------


          ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          -----------------------------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------

          (Employer Identification Number 36-2552989, Plan Number 019)
          ------------------------------------------------------------



                                                                                                                  Percent
                                                                      Shares/                       Current       of Net
                                                                       Units           Cost          Value        Assets
                                                                   -----------     -----------    -----------    ----------
Tenneco Inc. Common Stock*                                         $   144,304     $ 6,387,635    $ 7,161,086        21.35%
Dreyfus Liquid Asset Fund*                                             580,650         580,650        580,650         1.73
Dreyfus Capital Preservation Fund*                                   7,444,622       7,444,622      7,444,622        22.20
Dreyfus Strategic Investing Fund*                                      107,791       2,243,043      2,235,578         6.67
Dreyfus Balanced Fund*                                                 271,146       3,818,606      4,167,516        12.43
Dreyfus Money Market Instruments, Government Securities Series*      5,975,765       5,975,765      5,975,765        17.82
Dreyfus Appreciation Fund*                                             264,103       4,246,150      5,427,322        16.18
Dreyfus Loan Fund*                                                     132,984         132,984        132,984          .40*
                                                                   -----------     -----------    -----------    -----------
      T o t a l                                                    $14,921,365     $30,829,455    $33,125,523        98.78%
                                                                   ===========     ===========    ===========    ===========


                  *Represents a party-in-interest transaction.



                 The accompanying notes to financial statements
                     are an integral part of this schedule.

                                                                 SCHEDULE II


             PACKAGING CORPORATION OF AMERICA 401(k) SAVINGS PLAN
             ----------------------------------------------------


                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS
                -----------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1995
                     ------------------------------------

         (Employer Identification Number 36-2552989, Plan Number 019)
         ------------------------------------------------------------



                                                                    Cost of      Cost of                 Net
                                                                   Purchased     Assets     Proceeds     Gain
Investment                                                          Assets        Sold     From Sales   (Loss)
- ----------                                                        -----------  ----------  ----------  ---------

Tenneco Inc. Common Stock Fund*                                   $ 7,296,061  $5,235,525  $5,235,525  $    -
Dreyfus Capital Preservation Fund*                                  2,296,487     357,668     357,668       -
Dreyfus Strategic Investing Fund*                                   1,141,777     351,579     335,206   (16,373)
Dreyfus Balanced Fund*                                              2,056,963     327,285     365,121    37,836
Dreyfus Money Market Instruments
Government Securities Series*                                       3,107,954   1,588,884   1,588,884       -
Dreyfus Appreciation Fund*                                          2,096,753     192,810     233,171    40,361
Dreyfus Loan Fund*                                                     21,900      29,977      29,977       -
                                                                  -----------  ----------  ----------  --------
                                                                  $18,017,895  $8,083,728  $8,145,552  $ 61,824
                                                                  ===========  ==========  ==========  ========


                  *Represents a party-in-interest transaction.



  The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Packaging Corporation of America Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          PACKAGING CORPORATION OF AMERICA
                                           401(k) SAVINGS PLAN

Date: June 26, 1996                       By:      /s/ JOHN POTEMPA
                                             ----------------------------------
                                                       John Potempa
                                             Chairman of the Tenneco Packaging
                                                           Inc.
                                                    Benefits Committee

                                INDEX TO EXHIBIT


 EXHIBIT
 NUMBER
 -------
   23    --Consent of Independent Public Accountants